Exhibit 99.1

PAVmed Announces Exchange Offer

Exchange to Provide Incentives for Long-Term Ownership by Existing and New Investors

New York—(February 23, 2017)—PAVmed Inc. (Nasdaq: PAVM, PAVMW) announced today that the Company intends to effectuate a registered exchange offer (the “Exchange”) whereby PAVmed’s Common Stock will become exchangeable for units (the “New Units”).

Pursuant to the Exchange, each New Unit will be comprised of one share of Common Stock, identical to the currently outstanding Common Stock, and one newly-issued warrant (the “New Unit Warrant”). Each holder of Common Stock will be entitled to receive one New Unit for each share of Common Stock tendered. The Exchange will be available to all holders of the Company’s outstanding Common Stock. Holders of Common Stock may tender all, some, or none of their Common Stock. Any shares of Common Stock which are not tendered shall remain outstanding and unmodified.

The Exchange is being structured to reward existing holders of our securities and to provide incentives for long-term ownership of our securities by both existing and new investors. There will be no cash or other consideration required to participate in the Exchange.

Each New Unit Warrant is exercisable for one share of Common Stock at an exercise price of $6.00 per share. The New Unit Warrants are exercisable, subject to Nasdaq approval, any time after October 31, 2018 through April 30, 2024. At any time after April 30, 2019, the Company may, at its option, redeem all of the New Unit Warrants if the Common Stock trades at or above $18.00 per share, subject to certain other conditions. The New Unit Warrants are identical to certain warrants issuable in connection with the Company’s private financing announced on February 2, 2017.

The securities contained within the New Units shall become separately tradeable after one year from the closing of the Exchange. The Company may allow for separate trading of the securities contained within the New Units at an earlier date in its sole discretion.

Important Notice

This press release is issued pursuant to Rule 135 of the Securities Act, is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the Company's securities. The offer to exchange will be made only pursuant to a Registration Statement on Form S-4, the Letter of Transmittal and other materials that will be mailed to holders of Common Stock eligible to be tendered in the Exchange and will be filed with the Securities and Exchange Commission. The Company will also file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes an Offer Letter, the related election to participate and other materials. All of these documents will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov. Holders of securities eligible to be tendered in the Exchange should read those materials and the documents incorporated therein by reference carefully because they will contain important information, including the various terms of, and conditions to, the Exchange.

Contact

Investors

LHA

Kim Sutton Golodetz, 212-838-3777

kgolodetz@lhai.com

or

Media

RooneyPartners

Kate Barrette, 212-223-0561

kbarrette@rooneyco.com